SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-16182

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axsys Technologies, Inc. 401(k) Retirement Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axsys Technologies, Inc.

175 Capital Boulevard, Suite 103

Rocky Hill, CT 06067

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Axsys Technologies, Inc. 401(k) Retirement Plan Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2004 and 2003

Notes to Financial Statements

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

AXSYS TECHNOLOGIES, INC.

401 (K) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXSYS TECHNOLOGIES, INC.

401 (K) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEAR ENDED DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm

Plan Investment Committee

Axsys Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2004 and 2003 and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Hartford, Connecticut

June 14, 2005

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2004	2003
Assets:
Investments at Fair Value	$29,130,207	$23,136,022

Contributions receivable:
Employees	169,633	183,536
Employer	239,168	207,007
Total contributions receivable	408,801	390,543

Net assets available for plan benefits	$29,539,008	$23,526,565

See accompanying notes

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2004	2003
Additions
Investment income:
Net appreciation in fair value of investments	$2,553,196	$3,736,005
Interest and dividends	747,657	562,960
	3,300,853	4,298,965

Contributions:
Participants	1,749,020	1,478,296
Employer	914,218	742,093
Rollovers	1,372,509	39,457
	4,035,747	2,259,846
Total additions	7,336,600	6,558,811

Deductions
Benefit payments	1,274,733	2,783,498
Administrative expenses	49,424	48,729
Total deductions	1,324,157	2,832,227
Net increase	6,012,443	3,726,584

Net assets available for benefits at beginning of year	23,526,565	19,799,981
Net assets available for benefits at end of year	$29,539,008	$23,526,565

See accompanying notes.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004

Note A – Plan Description

The following description of the Axsys Technologies, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

Axsys Technologies, Inc. (the “Company”) has maintained the Plan, which qualifies under section 401(a) and 401(k) of the Internal Revenue Code (the “Code”), since April 1, 1985.  All employees who are not members of collective bargaining groups and who are 21 years of age or older and have completed six months of continuous employment are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Background

On April 8, 2004 (the “Closing Date”), Axsys acquired all of the stock of Telic Optics, Inc. (“Telic”), a privately-owned manufacturer of infrared optical products.   The Company approved an amendment to the Plan to give Telic employees who are employees as of the Closing Date credit for their prior service with Telic for purposes of determining vesting and eligibility in the Plan.  The Directors of the Company also approved an amendment to the Plan to provide Telic employees who have satisfied the Plan’s requirements participation in the Plan as of the Closing Date.

Effective September 1, 2000, the Company amended and restated the Plan pursuant to an Adoption Agreement adopting The CORPORATEplan for Retirement Prototype Basic Plan Document, sponsored by Fidelity, (the “Fidelity Plan”).  The Company has appointed Fidelity Management Trust Company (“Fidelity”) as trustee of a separate trust established pursuant to the Fidelity Plan effective as of September 1, 2000 (the “Fidelity Trust”).  Fidelity will be the trustee of all Plan assets, other than the guaranteed interest accounts under the New England Life Insurance Company annuity contracts, which, effective September 1, 2000, comprise part of the Axsys Stable Value Fund along with certain assets in the Fidelity Trust  (the transferred assets being referred to as “Transferred Assets” and the remaining assets being referred to as the “Insurance Contracts”).  Stephen W. Bershad and David A. Almeida continue to be the co-trustees of the Insurance Contract Trust, which, effective September 1, 2000, holds assets exclusively attributable to the Insurance Contracts.

In connection with the amendment and restatement of the Plan, the Company intends to maintain the Insurance Contract Trust separately from the Fidelity Trust until the maturity or liquidation of the Insurance Contracts or participant withdrawals or participant-directed investment transfers from the Axsys Stable Value Fund to another investment fund, at which time those assets will be transferred to the Fidelity Trust (unless otherwise directed by the Company’s Investment Committee).

Once all assets attributable to the Insurance Contracts are transferred to the Fidelity Trust or otherwise are distributed to satisfy withdrawals from the Axsys Stable Value Fund, Stephen W. Bershad and David A. Almeida will no longer serve as co-trustees of the Insurance Contract Trust.

Although the Plan assets will be held in two separate trusts, the Plan is a “single plan” as described in Treasury Regulation Section 1.414(l)-1(b)(1) and all assets of both the Insurance Contract Trust and the Fidelity Trust will be available to pay benefits to participants and beneficiaries of the Plan.

Contributions

Participating employees may elect to defer a portion of their compensation and contribute it to the Plan on a pre-tax basis.  The minimum allowable contribution under the Plan is 1% of annual gross pay.  The maximum contribution to the Plan is limited by the Tax Reform Act of 1986 and was $13,000 in 2004 and $12,000 in 2003.  The Company matched 100% of the first 3% contributed and 50% of the next 2% contributed, for a maximum of 4% during 2004 and 2003.

Payment of Benefits

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, or disability retirement date equal to the amount in their individual accounts.  Participant contributions and related investment returns are 100% vested.  Employer matching contributions and related investment returns vest as follows:

Completed Years of Service	Percentage Vested
less than 1	0%
1	25%
2	50%
3	75%
4	100%

Participant Loans

Participants are eligible to borrow from their vested accounts in accordance with the Plan provisions.  The maximum amount of any loan is the lesser of (a) $50,000 or (b) one-half of the participant’s vested balance. Loans are not made for less than $1,000.  Only one loan can be received per plan year and no more than two loans may be outstanding at any one time.  All loans must be repaid, by payroll deductions within five years, except those loans used for the purchase of a principal residence, which must be repaid within twenty years.  Participant loans are charged interest at the prime rate.

Plan Termination

While the Company has not expressed any intention to discontinue the Plan, it is free to do so subject to the provisions of ERISA.  No such termination, however, shall permit the Plan’s assets to be used for any purpose other than the exclusive benefit of the participating employees.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note B – Summary of Accounting Policies

Investment Valuation and Income Recognition

Investments are made as directed by the Plan’s participants.  Investments consisting of guaranteed investment contracts are recorded at contract value.  All other investments are valued at fair value which equals the quoted market price on December 31, 2004 and 2003 using share values of the funds as reported by Fidelity Investments Institutional Services Inc., the custodian of the Plan.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassification

Certain 2003 financial statement amounts have been reclassified to conform to the 2004 financial statement presentation.

Note C – Investments

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003
Axsys Stable Value Fund	$4,709,641	$4,484,076
Fidelity Blue Chip Growth Fund	4,355,397	4,025,355
Fidelity Balanced Fund	3,438,392	3,167,134
Fidelity Growth Company Fund	2,398,845	2,011,202
Axsys Technologies, Inc. Common Stock	2,326,186	1,290,963
Fidelity Diversified International Fund	1,875,752	1,207,788
Fidelity Investment Grade Bond Fund	—	1,346,806
Fidelity Stock Selector Fund	—	1,234,078

The Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as reflected below:

	2004	2003
Axsys Common Stock	$1,114,023	$629,898
Investment in Registered Investment Co.’s (Mutual Funds)	1,439,173	3,106,107
	$2,553,196	$3,736,005

The Plan has investments in guaranteed investment contracts that are recorded at contract value, which are included in the Axsys Stable Value Fund.  Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract.  The interest rate and yield for the guaranteed investment contracts were 5.92% in 2004 and 6.03% in 2003.  No valuation reserves have been established to adjust contract amounts since, at December 31, 2004, there is no concern with the credit worthiness of the contract issuer, New England Life Insurance Company.

The Board of Directors announced on June 1, 2004, the declaration of a 3:2 stock split effected as a stock dividend payable on June 30, 2004 to stockholders of record on June 15, 2004.  Stockholders received a dividend of one additional share of Axsys Technologies, Inc. $0.01 par value common stock for every two shares owned on the record date.

Note D – Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2004	2003
Net assets available for plan benefits per the financial statements	$29,539,008	$23,526,565
Loan repayment/contribution receivable	—	(52,326)
Loans in default	(1,859)	(18,632)
Benefit payable	(178)	(69,752)
Net assets available for plan benefits per the Form 5500	$29,536,971	$23,385,855

The following is a reconciliation of the contributions per the financial statements to the Form 5500:

	Year Ended December 31,
	2004		2003
	Participant	Employer	Participant	Employer
Contributions per the financial statements	$3,121,529	$914,218	$1,517,753	$742,093
Change in contribution and other receivables from beginning of year to end of year	53,133	—	(13,457)	—

Contributions per the Form 5500	$3,174,662	$914,218	$1,504,296	$742,093

Note E – Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated October 9, 2003 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note F – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Note G – Subsequent Events

On May 2, 2005, the Company acquired all of the outstanding capital stock of Diversified Optical Products, Inc., a New York corporation (“DiOP”).  Upon closing the acquisition, the Company authorized and approved an amendment to the Plan to allow DiOP to become a participating employer in the Plan and to provide DiOP employees who were employees of DiOP as of the date of the Transaction credit for their prior service with DiOP for purposes of determining vesting and eligibility under the Plan.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN SPONSOR EIN 11-1962029

PLAN # 011

DECEMBER 31, 2004

Identity of Issue, Borrower or Similar Party

Description of Investment (Including Number of Shares or Maturity Date and Rate of Interest)

Current Value

Axsys Stable Value Fund	4,709,641	shares	$4,709,641

Fidelity Blue Chip Growth Fund*	104,421	shares	4,355,397

Fidelity Balanced Fund*	192,951	shares	3,438,392

Fidelity Growth Company Fund*	42,783	shares	2,398,845

Axsys Technologies, Inc. Common Stock *	132,849	shares	2,326,186

Fidelity Diversified International Fund*	65,494	shares	1,875,752

Fidelity Investment Grade Bond Fund*	194,330	shares	1,463,304

Fidelity Freedom 2020 Fund*	104,819	shares	1,463,274

Spartan US Equity Index Fund*	33,874	shares	1,451,850

Fidelity Stock Selector Fund*	59,415	shares	1,355,260

Fidelity Freedom 2030 Fund*	65,841	shares	927,042

Strong Advisor Smallcap Fund	22,617	shares	664,932

Fidelity Equity Income II Fund*	26,106	shares	626,814

Fidelity Freedom 2010 Fund*	22,786	shares	310,347

MSI Small Company Growth Fund	21,469	shares	258,060

Fidelity Freedom 2040*	5,547	shares	45,871

Fidelity Freedom Income Fund*	3,471	shares	39,116

Retirement Money Market*	3,383	shares	3,383

Fidelity Freedom 2015*	296	shares	3,276

Fidelity Freedom 2025*	53	shares	601

Participant loans*	Bear interest at rates ranging from 4.00% to 10.5% with varying maturity dates		1,412,864
Total			$29,130,207

* Indicates party-in-interest to the Plan.

EXHIBITS

(a)          Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axsys Technologies, Inc. 401(k) Retirement Plan

(Plan Name)

DATE:	June 24, 2005	/s/ Stephen W. Bershad
Stephen W. Bershad

Chief Executive Officer

DATE:	June 24, 2005	/s/ David A. Almeida
David A. Almeida

Vice President & Chief Financial Officer